UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Completion of the merger of
China Satellite Communications Corporation
into China Aerospace Science & Technology Corporation
The registration of the merger of title of CSCC into CASC took place on 14 September 2009. As a result of the Merger, CASC has become a substantial shareholder and the ultimate holding company of the Company.
Further to the announcement of the Company dated 16 April 2009, the Company was informed on 15 September 2009 that the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China has made the relevant registration of the merger of title of China Satellite Communications Corporation (“CSCC”) into China Aerospace Science & Technology Corporation (“CASC”) on 14 September 2009 (the “Merger”).
As a result of the Merger, CASC controls over 50% of the issued share capital of APT Satellite International Company Limited, which is a substantial shareholder of the Company holding approximately 51.83% of the issued share capital of the Company. As such, CASC has become a substantial shareholder and the ultimate holding company of the Company.

By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 15 September 2009
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong, Wu Jinfeng and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 15, 2009.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President